Exhibit 3.1.26

[SEAL]

ARTICLES OF INCORPORATION

I

The name of this corporation is Equinox Fitness Pasadena, Inc.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name in the State of California of this corporation’s initial agent for service of process is:

GKL CORPORATE/SEARCH, INC.

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 200 shares/no par value.

/s/ Brian M. Bayan
Brian M. Bayan, Incorporator

[SEAL]

OFFICE OF THE
SECRETARY OF STATE